

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 24, 2010

Delaware Intercorp, Inc.
As agent for Havaya Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re: Havaya Corp.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2010**
> **File No. 333-165083**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   Please clarify whether you calculated the fee based on Rule 457(a) or Rule 457(o).

Prospectus Cover

2.   Please reconcile your statement in the first paragraph that you have set a $.02 per share offering price with your statement in the third paragraph that you "currently expect" a $.02 per share offering price.

Corporate Background, page 5

3.   If you do not have rights to the formula or technology in a the teeth whitening kit, please revise your references here and throughout your document to "our" kits to make clear, if true, that you intend to resell another company's product under your name.

4.   If you plan to use a third party to distribute the kits, please revise the statement that "we" plan to distribute to remove the implication to the contrary.

Risk Factors, page 8

5.   If your assets are or will be held outside of the United States, please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws.

Future Regulation, page 11

6.   Please tell us the authority on which you rely to conclude that your suppliers are responsible for your compliance with regulation.

7.   With a view toward clarified disclosure, please tell us whether regulations affect the labeling and claims that you make about the product that you intend to market. Also tell us whether you are subject to record keeping and adverse event reporting regarding the product you will market. If you are subject to such regulations, please tell us the consequences of any non-compliance.

We need to retain key personnel to support our services and ongoing operations, page 12

8.   Please reconcile your disclosure on page 12 concerning the continued services of needed key employees with your disclosure on page 38 that you do not have any employees.

We may be unable to protect our brand name, page 13

9.   We note your disclosure on page 22 that you intend to use the Havaya brand labeling on your products. With a view to disclosure, please tell us whether you have researched the viability of registering a trademark for the "Havaya" name in

the United States, or other jurisdictions, as applicable, and the results of any such research.

We may incur losses as a result of claims, page 13

10.   With a view toward disclosure, please tell us the history of claims made related to the products that you are currently negotiating to resell under your name.

An unsuccessful material strategic transaction, page 14

11.   Please tell us the status of all plans regarding acquisitions or joint ventures. Also tell us whether a primary purpose of your company is to engage in such a transaction.

State securities laws, page 15

12.   With a view toward clarifying your statement that there can be no assurance that you will be successful in registering or qualifying your stock under state laws, please tell us in which states you are seeking to register or qualify and what hurdles remain until you know whether you will be successful.

Should our stock become listed…, page 16

13.   Please reconcile your statement that you are seeking to become a "reporting issuer[] under Section 12 of the Securities Exchange Act of 1934" with your statement on page 12 that you will "voluntarily" make available a Form 10-K. Also tell us when you plan to file a registration statement to register a class of your securities under Section 12 of the Exchange Act.

14.   Please revise the second sentence to clarify whether you currently have sufficient resources to comply with your obligations under the federal securities laws. If you do not have such resources please:

- prominently highlight in your document the resulting lack of information that will be available to investors; and
- provide us your analysis supporting your conclusion regarding whether acceleration of the effective date of this registration statement would be in the public interest and consistent with the protection of investors per Rule 461.

Determination of the offering price, page 17

15.   Please reconcile your statement that the offering price was determined arbitrarily with your statement that the price reflects an appropriate price for shares of your

company. If you set the offering price at the level that you believe is appropriate for your company, please clarify how you made that determination.

Dilution, page 17

16.   Please provide the disclosure required by the first sentence of Regulation S-K Item 506.

Selling Security Holders, page 19

17.   Please disclose in the section when the selling security holders acquired the offered shares and the amount of consideration paid for those shares.

Plan of Operation, page 22

18.   Please disclose when you began discussions with suppliers and fulfillment centers, the status of those discussions, why you have been unable to execute agreements to date, and the material hurdles that remain until you are able to obtain an agreement. Provide us similar information regarding your "preliminary discussions" with a production company as mentioned on page 28.

19.   Please tell us the names and locations of the fulfillment centers and production companies with which you have had discussions.

20.   With a view toward clarifying your statement regarding "favorable terms," please tell us the basis for your belief that you can obtain terms that are any better than the supplier would provide any other reseller.

Sales Strategy, page 23

21.   Please disclose the key assumptions underlying your disclosure regarding your projected sales quantity, timing, and price here and on page 31. In this regard, please tell us whether these projections have remained unchanged since you started this business and, if they have not, why you have not disclosed the inaccuracy of previous projections. See Regulation S-K Item 10(b)(3).

22.   Refer to your revenue forecast on page 25. Please note that it is generally not appropriate to include sales or revenue projections without an appropriate measure of income. See Regulation S-K Item 10(b)(2). Please ensure that you present your statements regarding revenue and income/loss with equal prominence.

Marketing/Advertising Strategy, page 24

23. With a view toward disclosure, please show us how you have determined that you can conduct the marketing and advertising described in this section with the $69,000 budget mentioned on page 36.

Results of Operations, page 26

24. Please describe the nature of the professional fees and consulting fees mentioned on page F-4. Also describe the activity that resulted in the travel expenses mentioned on page F-4. Ensure that your resulting disclosure clarifies how your expenses to date are reconcilable to your disclosure on page 25 under the caption "Activities to Date."

Liquidity and Capital Resources, page 26

25. With a view toward clarified disclosure, please tell us about your efforts to date to obtain the financing required to perform the operations that you disclose, why those efforts have not been successful to date, and why you believe that your success in obtaining financing will change in the future.

Overview of the Company, page 28

26. With a view toward clarified disclosure regarding your history, please tell us who were your officers before your current officers, the nature of your operations at that time, and how your current officers were introduced to the company.

Recent Corporate Developments, page 28

27. With a view toward disclosure, please tell us whether the suppliers with which you have had discussions have other distributors in your target markets and whether you have a reasonable expectation of obtaining exclusive distribution rights.

The Market Opportunity, page 29

28. It is unclear how you can unequivocally state that the tooth whitening kits you plan to market will be priced below most of your competitors when you do not have any supplier or distributor agreements in place. Please revise or advise.

29. Regarding the market data that you disclose here and throughout your document, please tell us:

- how you confirmed that the data used in your registration statement reflects the most recent available information;
- whether all of the data is publicly available;
- whether you paid for the compilation of any of the data;
- whether any data was prepared for your use in the registration statement; and
- whether the authors of the data consented to your use of such data in the registration statement.

If you were affiliated with the preparation of any of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Our Product, page 29

30.   We note your disclosure on pages 22 and 23 that you have commenced discussions with a supplier that can deliver privately labeled tooth whitening kits to you in a timely manner and that you have negotiated price. Please revise to disclose the name of this supplier. Please refer to Item 101(h)(4)(v) of Regulation S-K.

31.   We note your disclosure on page 12 that you intend to differentiate the kits you plan to market from your competitors. Please revise your discussion of the product you plan to market to describe the nature of the intended differentiation. From your revised disclosure, it should be clear how the product you plan to market will be different from the product that your supplier sells directly and from the product that the other distributors of your supplier's product sell.

32.   Please provide us support for statements regarding safety and dentist recommendation in the sentences following the list of bullet points on page 30.

Target Market, page 30

33.   We note the internet addresses included here and elsewhere in your document. Please refer to footnote 41 and the related text of Release 33-7856 (April 28, 2000) regarding your obligations when using such addresses in your document, including your obligation to file linked information.

Product Pricing, page 31

34.   Please tell us why you believe it is appropriate to disclose as "profit" an amount that does not appear to reflect costs like advertising, marketing, promotional offers, salaries for officers and other employees, the cost of complying with your reporting obligations, the cost of required capital, *etc*.

35.   Please clarify whether you will charge uniform shipping costs to your customers regardless of where they request shipment.

Our Competition, page 31

36.   We note your disclosure at the top of page 33 that you include information regarding "several" products in the marketplace. Please tell us how you determined which products to highlight and how the information is objectively representative of the marketplace.

37.   Please provide us the source material that you used to generate the chart on page 35. Please mark the material so that it is clearly reconcilable to your chart and the text in this section. Currently, it appears that the chart and the text are inconsistent; for example, the information regarding BriteSmile on page 34 appears to differ from the information in the chart.

Competitive Advantages, page 35

38.   If you do not yet have the contracts necessary to operate your business and do not have an exclusivity arrangement with a supplier, please tell us how you determined that your disclosure regarding competitive advantages is accurate.

39.   Please reconcile the 10% disclosed here with the percentages disclosed on page 34.

Expenditures, page 36

40.   Please clarify how this section reflects the amount of funds needed for compliance with your obligations under the federal securities laws.

Sources and Availability of Products and Supplies, page 36

41.   Your disclosure indicates that you plan to possibly use more than one supplier. Please clarify whether these suppliers would provide you with the same or a different product.

Existing or Probable Government Regulations, page 36

42.   Please provide us support for the exemption claimed in the penultimate paragraph of this section.

Description of Property, page 38

43.   Please disclose the nature of the property described in this section. For example, is this a unit in an office building? Is the unit or office building shared by other corporations? Are those other corporations related to your affiliates? Is the space sufficient for any employees?

Future Sales, page 42

44.   Please clarify when the six-month period expires. Also tell us how you determined that the six-month period is applicable given Rule 144(c) and (d).

Certain Relationships and Related Transactions, page 43

45.   Please tell us when you filed the Form D for the transactions that you disclose were exempt from registration under the Securities Act per Regulation D.

46.   Please tell us why you disclose a cash payment on the dates mentioned in the second and third paragraphs of this section when you disclose a subscription receivable on pages F-10 and F-11. Also tell us when that obligation was paid.

Director Independence, page 43

47.   Please state clearly whether your directors are independent in the manner required by Regulation S-K Item 407(a).

Description of Securities, page 43

48.   Please reconcile your disclosure in the second full paragraph of page 44 concerning a showing of hands by stockholders and the entitlement of each stockholder to one vote with Section 3 of Article IV to your bylaws.

49.   Your disclosure may not be qualified by reference to statutes. Please revise the third paragraph on page 44 to remove the implication to the contrary.

Transfer Agent, page 44

50.   Please disclose whether you will hire a transfer agent prior to the offering. With a view to disclosure, please tell us whether your officers have any experience acting as a transfer agent for publicly traded securities.

There is no current market for our shares, page 46

51.   Note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501 require that you disclose the price at which the securities will be sold. Given your disclosure regarding the lack of an established market for your securities, a statement that selling shareholders will sell at a price of $.02 per shares "until a market develops" is insufficient to satisfy your disclosure obligation. Therefore, please revise to disclose that your securities will be sold at the fixed price. We will not object, however, if you also elect to disclose that the selling shareholders will sell at the stated fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Penny Stock Regulations, page 48

52.   Please tell us the authority on which you rely for the exemption for individual accredited investors that you mention in this section.

Experts, page 48

53.   You have not included an opinion in the prospectus. Please revise the last sentence of this section which states the contrary.

Financial Statements

54.   Consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated auditor's consent should also be included with any amendment to the filing.

Exhibit 5.1

55.   The caption mentioned in the last paragraph of this exhibit does not exist in your prospectus. Please obtain an opinion that reflects the disclosure in your prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Andri Boerman at (202) 551-3645 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   SRK Law Offices